Exhibit 99.1

EPL Intermediate, Inc. Announces Results
for the 13 Weeks and 26 Weeks Ended June 30, 2008

COSTA MESA, CA — (BUSINESS WIRE) — August 11, 2008 — EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its 13-week second quarter and 26 weeks ended June 25, 2008. For simplicity of presentation, the Company has described the 13-week second quarters and 26-week periods ended June 27, 2007 and June 25, 2008 as June 30, 2007 and June 30, 2008, respectively.

El Pollo Loco reported operating revenues for the 13-week second quarter ended June 30, 2008 of $76.4 million, an increase of $6.7 million, or 9.6%, over operating revenues for the 13-week second quarter ended June 30, 2007 of $69.7 million. Operating revenues include sales at both company-operated stores and franchise revenues.

Same store sales for the system, which includes sales from both company-operated and franchised stores, increased 1.9% in the second quarter of fiscal 2008. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Included in the second quarter of 2008 is an expense of $10.7 million to settle litigation between El Pollo Loco Mexico, S. A. de C.V. (“EPL- Mexico”) and El Pollo Loco, Inc.  As a result of this expense, the Company had an operating loss of $3.0 million in the second quarter of 2008, compared to operating income of $8.6 million in the second quarter of 2007. Excluding the settlement expense, the Company’s operating income would have decreased $0.9, or 10.7%, to $7.7 million in the second quarter of 2008 compared to $8.6 million in the second quarter of 2007.

In 2004, EPL- Mexico sued El Pollo Loco in the U.S. District Court alleging breach of an agreement by El Pollo Loco to exploit intellectual property and to develop restaurants in Mexico. In January 2008, El Pollo Loco, Inc. appealed a $21.3 million judgment in favor of EPL-Mexico. The parties agreed to settle in June 2008. The settlement amount was paid by Chicken Acquisition Corp., the Company’s indirect shareholder, which was treated as a capital contribution to the Company. The payment to EPL-Mexico is included as a general and administrative expense.

Items impacting the comparison of operating income include:

•
an increase in product cost of $2.5 million, or 12.5%, to $22.6 million for the 13 weeks ended June 30, 2008 from $20.1 million for the 13 weeks ended June 30, 2007. These costs, as a percentage of restaurant revenue, increased 1.0% to 32.0% during the second quarter of 2008 compared to 31.0% for the second quarter of 2007. The increase is attributed to increased chicken and commodity costs, along with heavier promotional discounting in the current period, partially offset by the benefit of the menu price increases taken this year.

•
an increase in payroll and benefits expenses of $1.4 million, or 9.0%, to $18.5 million for the 13 weeks ended June 30, 2008 from $16.9 million for the 13 weeks ended June 30, 2007. As a percentage of restaurant revenue, these costs remained flat at 26.1% for the 2008 and 2007 periods.

•
an increase in restaurant other operating expense (which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses) of 1.1% as a percentage of restaurant revenue, resulting primarily from higher rent expense and a property tax adjustment in the second quarter of 2008. The increase was also due to a 0.5% increase in utilities as a percentage of restaurant revenue, which was due to higher gas prices in the current period.

Higher credit card fees of 0.1% as a percentage of restaurant revenue also contributed to the increase in restaurant operating expense, partially offset by a decrease of 0.4% in advertising expense as a percentage of restaurant revenue. Advertising expense each quarter may be above or below our planned annual rate of approximately 4%, depending on the timing of marketing promotions and the relative weights of media spending.

•
an increase in general and administrative expense of $11.9 million, or 187.6%, to $18.2 million for the 13 weeks ending June 30, 2008 from $6.3 million for the same period of 2007. The increase is due to the $10.7 million settlement expense, increased salaries and wages of $0.4 million due to increased headcount, and an increase of $0.8 million in legal fees in the 2008 period, primarily attributed to the Mexico litigation. Excluding the settlement expense, general and administrative expense in the second quarter of 2008 increased $1.1 million, or 17.6%, representing 10.5% of revenue compared to 9.7% of revenue in the second quarter of 2007.

Interest expense, net of interest income, decreased $0.8 million, or 10.2%, to $6.4 million for the second quarter of 2008 from $7.2 million for the 13 weeks ended June 30, 2007. Average debt balances for the second quarter of 2008 decreased to $250.5 million compared to $265.1 million for the second quarter of 2007, and the average interest rate decreased to 9.52% for the 2008 period compared to 10.52% for the 2007 period.

Our provision for income taxes consisted of an income tax benefit of $3.9 million and income tax expense of $0.1 million for the 13-week periods ended June 30, 2008 and 2007, respectively, for an effective tax rate of 41.5% for 2008 and 6.6% for 2007.

As a result of the factors above, in particular, the $10.7 million settlement expense, the net loss for the second quarter of fiscal 2008 was $5.6 million, compared with net income of $1.4 million for the prior year quarter, or (7.9)% and 2.1% as a percentage of restaurant revenue, for the 13 weeks ended June 30, 2008 and 2007, respectively.

Operating revenues for the 26-week period ended June 30, 2008 were $147.6 million, which was an increase of $11.1 million, or 8.1%, over operating revenues for the 26 weeks ended June 30, 2007 of $136.5 million.

Same store sales for the system increased 1.8% for the 26 weeks ended June 30, 2008.

Excluding the $10.7 million settlement of the Mexico litigation, operating income for the 26 weeks ended June 30, 2008 was $14.1 million, which was a decrease of $2.3 million, or 13.9%, from operating income of $16.4 million for the 26 weeks ended June 30, 2007.

Interest expense, net of interest income, decreased $0.9 million, or 6.1%, to $13.6 million for the 26 weeks ended June 30, 2008 from $14.5 million for the 26 weeks ended June 30, 2007. Average debt balances for the 2008 period decreased to $256.0 million compared to $266.5 million for the 2007 period, and average interest rate decreased to 9.96% for the 2008 period compared to 10.63% for the 2007 period.

The provision for income taxes consisted of income tax benefit of $4.1 million and income tax expense of $0.3 million for the 26 weeks ending June 30, 2008 and 2007, respectively.

The net loss for the 26 weeks ended June 30, 2008 was $6.0 million, compared with net income of $1.6 million for the 26 weeks ended June 30, 2007, or (4.4)% and 1.2% as a percentage of restaurant revenue, for the 26 weeks ended June 30, 2008 and 2007, respectively.

Commenting on the year to date 2008 results, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. shared, “We continued to deliver positive system-wide sales growth in the second quarter of 2008, despite an increasingly competitive QSR environment where restaurants continue to battle for consumers struggling with the sustained impact of soaring gas prices, escalating food prices, and declining home values. In the months ahead, we will continue to provide our guests compelling offers that deliver a strong price/value ratio and which drive frequency and transactions.”

El Pollo Loco's store count changes for the 26 weeks ended June 30, 2008 are as follows:

	Company	Franchised Stores	Total
December 26, 2007	159	230	389
Q1 – Opened	2	2	4
Q1 – Closed	—	(2)	(2)
At March 28, 2008	161	230	391
Q2 – Opened	3	12	15
Q2 – Closed	—	—	—
At June 30, 2008	164	242	406

El Pollo Loco currently operates restaurants in 13 states: California, Arizona, Nevada, Texas, Colorado, Washington, Oregon, Utah, Illinois, Georgia, Virginia, Massachusetts and Connecticut.

“We are experiencing impressive momentum as we expand across the nation, despite adverse economic and liquidity conditions which have caused some franchisees to delay the opening of new restaurants under existing development agreements,” said Mr. Carley. “Together with our franchise partners, El Pollo Loco added a net of 17 restaurants in the first half of 2008 and has since opened four additional units. We will continue to fuel our national expansion, both with franchised locations and increased emphasis on new company-owned stores, and plan to add several more states to our portfolio of restaurants in the coming year.”

The Company remains poised to open approximately 10 company-operated restaurants in 2008 and a moderately increasing number of company-operated restaurants in succeeding years. El Pollo Loco franchisees are expected to open 20 to 25 restaurants in 2008.

System-wide Sales

Included above are franchise and system-wide same-store sales information. System-wide sales is a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning. The statements reflect management's current expectations regarding future events. Risk factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, concerns about food-borne illnesses; negative publicity, whether or not valid; adverse public perception due to the occurrence of avian flu; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our sensitivity to events and conditions in the greater Los Angeles area; our reliance in part on our franchisees; our vulnerability to changes in consumer preferences and economic conditions; our ability to compete successfully with other quick service and fast casual restaurants; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Statements about the Company’s past performance are not necessarily indicative of its future results. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken. Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 164 company-operated and 242 franchised restaurants (as of June 30, 2008) located primarily in California, with additional restaurants in Arizona, Nevada, Texas, Colorado, Oregon, Washington, Utah, Illinois, Georgia, Virginia, Connecticut, and Massachusetts. El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees containing the Company’s signature chicken as the central ingredient, including its specialty Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, quesadillas, Grilled Chicken Nachos, and Chicken Tortilla Soup. Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders. For more information about the Company, visit www.elpolloloco.com.

Summary of Financial Information

EL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of EI Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended June 30,		26 Weeks Ended June 30,
	2007	2008	2007	2008
OPERATING REVENUE:
Restaurant revenue	$64,975	$70,827	$127,424	$137,153
Franchise revenue	4,731	5,560	9,101	10,412

Total operating revenue	69,706	76,387	136,525	147,565

OPERATING EXPENSES:
Product cost	20,130	22,643	39,331	44,237
Payroll and benefits	16,936	18,459	33,251	36,143
Depreciation and amortization	2,899	3,106	5,693	6,091
Other operating expenses	21,115	35,200	41,826	57,667

Total operating expenses	61,080	79,408	120,101	144,138

OPERATING INCOME (LOSS)	8,626	(3,021)	16,424	3,427

INTEREST EXPENSE—Net	7,716	6,445	14,504	13,617

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,450	(9,466)	1,920	(10,190)

PROVISION (BENEFIT) FOR INCOME TAXES	96	(3,880)	332	(4,148)

NET INCOME (LOSS)	$1,354	$(5,586)	$1,588	$(6,042)

	13 Weeks Ended June 30,		26 Weeks Ended June 30,

	2007	2008	2007	2008

Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%
Product cost	31.0	32.0	30.9	32.3
Payroll and benefits	26.1	26.1	26.1	26.4
Depreciation and amortization	4.5	4.4	4.5	4.4
Other operating expenses	32.5	49.7	32.8	42.0
Operating income (loss)	13.3	(4.3)	12.9	2.5
Interest expense	11.0	9.1	11.4	9.9
Income (loss) before income taxes	2.2	(13.4)	1.5	(7.4)
Net income (loss)	2.1	(7.9)	1.2	(4.4)

Supplementary Operating Statement Data:

Restaurant other operating expense	21.5	22.6	21.3	22.4

Franchise expense	1.3	1.5	1.4	1.4

General and administrative expense	9.7	25.6	10.1	18.2

Total other operating expense	32.5	49.7	32.8	42.0

Contacts:	Joe Stein	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	jstein@elpolloloco.com	jweeks@elpolloloco.com